PRESS RELEASE
Press Release No. 06-11

METALLICA RESOURCES ANNOUNCES ADOPTION OF
SHAREHOLDER RIGHTS PLAN

Toronto, Ontario – April 21, 2006 - Metallica Resources Inc. (TSX: MR, AMEX: MRB) (the "Company") announces that its Board of Directors has approved the adoption of a Shareholders Rights Plan (the "Plan"), effective immediately.

The purpose of the Plan is to provide shareholders and the Board of Directors with additional time to assess and evaluate any unsolicited bid for the Company, and to provide the Board with adequate time to identify, develop and negotiate alternatives to any unsolicited bid in order to maximize shareholder value. The Plan is not intended to block takeover bids for the Company that treat shareholders fairly. The Plan is not being adopted in response to any proposal to acquire control of the Company.

The Rights issued under the Plan only become exercisable if a person, or a group of persons acting collectively, acquires 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. A Permitted Bid is a bid which meets certain specified conditions, including that the conditions that the bid is made to all common shareholders by way of a takeover bid circular that remains open for a period of not less than 60 days, that no shares may be taken up and paid for unless more than 50% of the common shares held by independent shareholders are deposited and not withdrawn, and that the bid will remain open for a period of 10 days after the bidder announces that more than 50% of the shares held by independent shareholders have been taken up and paid for. In the event that a takeover offer does not comply with the Permitted Bid provisions, Rights holders may purchase common shares of the Corporation at 50% of the prevailing market price at the time the Rights become exercisable. The issuance of the shares upon exercise is subject to receipt of certain regulatory approvals.

The Plan is subject to approval by the Toronto Stock Exchange, and ratification by the shareholders of the Company. Shareholder ratification of the Plan will be solicited at the Company’s May 23, 2006 Annual and Special Meeting of Shareholders. If ratified, the Plan will have an initial term of three years. If not ratified at the meeting, the Plan will terminate and cease to be effective.

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. It currently has 83.6 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.